

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2019

Robert A. Blair
Chief Executive Officer
LGBTQ Loyalty Holdings, Inc.
2435 Dixie Highway
Wilton Manors, FL 33305

> **Re: LGBTQ Loyalty Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2019**
> **File No. 333-232552**

Dear Mr. Blair:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola at 202-551-3673 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Scott Rapfogel